PARNELL living SCIENCE

Unit 4, Century Estate
476 Gardeners Road
Alexandria NSW 2015

PO Box 1035
Mascot
NSW 1460

Telephone: 61-2-9667 4411
Facsimile: 61-2-9667 4139
Website: www.parnell.com
Email: info@parnell.com

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY STATEMENT

Notice is given that the Annual General Meeting of shareholders of Parnell Pharmaceuticals Holdings Ltd (Company) will be held on:

Wednesday 26 November 2014 at 9:00 a.m. (Sydney), Tuesday 25 November 2014 at 4:00 p.m. Central Standard Time).

Meeting to be held by teleconference (Dial-in details below):

United States	1866 3005 202
Australia	1800 200 232
New Zealand	0800 1702 23
Switzerland	0800 5618 73
Netherlands	0800 0235 165
United Kingdom	0800 9170 557
Hong Kong	800 9687 88

Participant Code: 802546

PARNELL *living* SCIENCE

Unit 4, Century Estate
476 Gardeners Road
Alexandria NSW 2015

PO Box 1035
Mascot
NSW 1460

Telephone: 61-2-9667 4411
Facsimile: 61-2-9667 4139
Website: www.parnell.com
Email: info@parnell.com

Chairman's letter

30 October 2014

Dear Shareholder,

On behalf of the Board of Directors, I invite you to join us at our Annual General Meeting (**AGM**), which has been scheduled as follows:

Date:	26 November 2014 (Sydney), 25 November 2014 (CST)
Time:	9:00 a.m. (Sydney), 4:00 p.m. (CST)
Venue:	Held by telephone conference (dial-in details above)

At this AGM, we will provide an opportunity for shareholders to consider the following:

- the Company's annual financial report and related documents;
- re-election of the independent directors of the Company; and
- re-appointment of PricewaterhouseCoopers as auditors of the Company.

Details of these items are contained in the enclosed Notice of Meeting.

A proxy form accompanies the enclosed Notice of Meeting. If you are able to attend the AGM, please bring the proxy form with you. Registration will be available from 7:50 a.m. (Sydney). If you are unable to attend, I encourage you to appoint a proxy to vote on the resolutions contained in the Notice of Meeting on your behalf, by completing and returning the enclosed proxy form. Details of how to submit the proxy form are included with the form.

Please note that a person intending to vote at the AGM on shares held in the name of a company must bring an authority to the AGM, signed by the company in favour of the person attending.

I look forward to hearing from you at our AGM.

Yours sincerely,

Alan Bell
Chairman

PARNELL *living SCIENCE*

Unit 4, Century Estate
476 Gardeners Road
Alexandria NSW 2015

PO Box 1035
Mascot
NSW 1460

Telephone: 61-2-9667 4411
Facsimile: 61-2-9667 4139
Website: www.parnell.com
Email: info@parnell.com

NOTICE OF ANNUAL GENERAL MEETING

Parnell Pharmaceuticals Holdings Ltd
ACN 137 904 413

NOTICE IS HEREBY GIVEN that an annual general meeting (**AGM**) of shareholders (**Shareholders**) of Parnell Pharmaceuticals Holdings Pty Ltd (**Company**) will be held by telephone conference (dial-in details above), on 26 November 2014 at 9:00 a.m. (Sydney).

This Notice of AGM is accompanied by an Explanatory Memorandum that contains an explanation of, and information regarding, the resolutions to be considered at the AGM. The Explanatory Memorandum forms part of this Notice of AGM.

AGENDA

1. Receipt of the Company's Financial Report for the year ended 30 June 2014

To receive and consider the annual financial report of the Company and its controlled entities for the financial year ended 30 June 2014 together with the directors' report in relation to that financial year and the auditor's report on the financial report.

2. Re-election of Directors

To consider and if thought fit to pass as separate ***ordinary resolutions***:

(a) *'That Dr Phyllis Gardner, being a director who was appointed by the directors on 8 September 2014 in accordance with clause 12.2 of the Company's constitution, being eligible, offers herself for re-election, be re-elected as a director of the Company.'*

(b) *That Mr David L Greenwood, being a director who was appointed by the directors on 8 September 2014 in accordance with clause 12.2 of the Company's constitution, being eligible, offers himself for re-election, be re-elected as a director of the Company.'*

3. Re-appointment of Company Auditor

To consider and, if thought fit, to pass the following resolution as an ***ordinary resolution***:

'That PricewaterhouseCoopers, Chartered Accountants, be re-appointed as auditors of the Company at a fee to be agreed by the Directors.'

Further information about each item of business is set out in the Explanatory Notes to this Notice of AGM.

By order of the Board.

Alan Bell
Chairman
Sydney, 29 October 2014

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is an explanation of, and contains information about, the Resolutions to be considered at the AGM. It is given to shareholders of the Company to help them determine how to vote on the resolutions. It has been prepared in connection with the Notice of AGM.

This Explanatory Memorandum does not constitute financial product advice and does not constitute an offer to sell, or an offer to buy, securities in Australia, the United States or any other jurisdiction.

The purpose of the AGM is to consider the following ordinary business.

ITEM 1 – FINANCIAL REPORT FOR THE YEAR ENDED 30 JUNE 2014

The *Corporations Act 2001* (Cth) (**Corporations Act**) requires the financial report (which includes the financial statements and directors' declaration), the directors' report and the auditor's report to be laid before the AGM. There is no requirement either in the Corporations Act or the Constitution of the Company for shareholders to approve the financial report, the directors' report, or the auditor's report. Shareholders attending the AGM (in person or by teleconference) will be given a reasonable opportunity to ask questions about, or make comments on, the financial report.

The auditor will be attending the AGM.

Shareholders are entitled to submit a written question to the auditor prior to the AGM provided that the question relates to:

- the content of the Auditor's Report; or
- the conduct of the audit in relation to the annual financial report.

The auditor will answer written questions submitted prior to the AGM. All written questions must be received by the Company no later than 18 November 2014. All questions must be sent to the Company and may not be sent direct to the auditor. The Company will then forward all questions to the auditor. The auditor will also answer questions at the meeting from shareholders relevant to:

- the conduct of the audit;
- the preparation and content of the auditor's report:
- the accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- the independence of the auditor in relation to the conduct of the audit.

ITEM 2 – RE-ELECTION OF DIRECTORS

Items 2(a) and 2(b) seek approval for the re-election of Dr Phyllis Gardner and Mr David L Greenwood. The Board appointed Dr Gardner and Mr Greenwood as independent directors on 8 September 2014.

Dr Gardner and Mr Greenwood, being eligible, and in accordance with good corporate governance practice, each offer themselves for re-election.

Dr Phyllis Gardner

Phyllis Gardner MD is a prominent researcher in cell biology, pharmacology and gene therapy responsible for more than 75 peer-reviewed publications and numerous patents. Dr Gardner is a member of the Board of Directors of NASDAQ-listed Revance Therapeutics and Corium International, and was Adjunct Partner (1999-2008); Partner (2009-2014), of Essex Woodlands Health Ventures where she oversaw many successful investments in emerging growth life-sciences companies. Dr Gardner has been recognized for her achievements in both academia and scientific research as the recipient of multiple national awards and honors.

Dr Gardner is a tenured Professor of Medicine and a former Senior Associate Dean for Education and Student Affairs at Stanford University School of Medicine, Stanford CA. Dr Gardner is a member of the Harvard Medical School Board of Fellows and the Academic Advisory Council of Education for Harvard Medical School.

It is proposed that Dr Gardner will continue to serve as Chair of the Compensation Committee and as a Member of the Audit Committee and Nominating Committee

Mr David L Greenwood

David L. Greenwood is Executive Chairman of Corium International, a Menlo Park, California company. He is the former President, Chief Executive Officer, Chief Financial Officer and Director of Geron Corporation. Mr Greenwood has served as Chairman of TA Therapeutics, Ltd., a Hong Kong company, as Chairman and a Director of ViaGen, Inc., an Austin, Texas company and a Director of Clone International, a Melbourne, Australia company. From 1979 until 1995, Mr Greenwood held various positions with J.P. Morgan & Co. Incorporated, an international banking firm. Mr. Greenwood holds a B.A. from Pacific Lutheran University and a M.B.A. from Harvard Business School.

It is proposed that Mr Greenwood will continue to serve as Chair of the Audit Committee and as a Member of the Compensation Committee and Nominating Committee.

The Directors (other than Dr Phyllis Gardner and Mr David Greenwood) unanimously recommend that shareholders vote in favour of the resolution.

ITEM 3 – RE-APPOINTMENT OF COMPANY AUDITOR

PricewaterhouseCoopers have been the Company's auditors since 2010.

This resolution is put to shareholders to enable the re-appointment of PricewaterhouseCoopers to hold office with the remuneration of the auditor to be agreed and approved by the Directors.

PricewaterhouseCoopers have consented to be re-appointed as the Company's auditors.

The Directors unanimously recommend that shareholders vote in favour of the resolution.

VOTING INSTRUCTIONS

Voting instructions are set out in the notes to this Notice of AGM. To ensure that the AGM proceeds efficiently, you are strongly urged to complete the enclosed proxy form (**Proxy Form**) and return it by the date and time specified in the notes to this Notice of AGM to:

Company Secretary
Parnell Pharmaceuticals Holding Ltd
Unit 4, Century Estate
476 Gardeners Road
Alexandria NSW 2015

or

the Proxy Form may be emailed: brad.mccarthy@parnell.com or faxed: +61 2 9667 4139

The directors of the Company unanimously recommend that shareholders approve the resolutions and encourage eligible shareholders to vote in favour of the resolutions. The Chairman of the AGM intends to vote undirected proxies for which he is the proxy holder in favour of the resolutions.

NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

1. VOTING ELIGIBILITY AND VOTING IN PERSON

Shareholders entered on the register of members of the Company as at 5:00 p.m. on 31 October 2014 will be entitled to attend and vote at the AGM. To vote in person, attend the AGM at the time, date and place set out in the Notice of AGM.

Please note that, if you hold your shares in "street name" through a broker, bank, or other nominee, you must direct the institution that holds your shares to vote them; you are not entitled to vote directly unless the institution holding your shares provides you a proxy issued in your name authorizing you to vote the shares at the AGM. Your broker, bank, or nominee will provide instructions on how to instruct them to vote your shares.

2. PROXY INSTRUCTIONS

A shareholder entitled to attend and vote at the AGM is entitled to appoint up to two (where the shareholder has more than two votes that can be cast at the AGM) individuals or bodies corporate to act as proxies to attend and vote on the shareholder's behalf . Where more than one proxy is appointed each proxy may be appointed to represent a specific portion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes that each proxy may exercise, each proxy may exercise half of the votes.

A proxy may, but need not, be a shareholder of the Company.

A shareholder that is a body corporate or corporation, or which has been appointed as a proxy, is entitled to appoint any individual to act as its representative at the AGM. The appointment of the representative must comply with the requirements under section 250D of the *Corporations Act 2001 (Cth)*. The representative should bring to the AGM a properly executed letter or other document confirming its authority to act as the shareholder's corporate representative.

A Proxy Form accompanies this Notice of AGM. The Proxy Form is an integral part of this Notice of AGM and both documents should be read together.

Completed Proxy Forms (and a certified copy of the power of attorney or other instruments or authorities, if any, under which each Proxy Form was signed) should be delivered to the Company by:

- mailing them to the Company Secretary at Unit 4, Century Estate, 476 Gardeners Road, Alexandria NSW 2015; or
- emailing them to the Company Secretary at brad.mccarthy@parnell.com; or

- faxing them to the Company Secretary on +61 2 9667 4139.

The Proxy Form must be signed by the shareholder or his/her attorney duly authorised in writing. In the case of shares jointly held by two or more persons, all joint-holders must sign the Proxy Form.

To be effective, Proxy Forms must be received by no later than 4:00 p.m. (Sydney) on 25 November 2014. Proxy Forms received after this time will be invalid.

3. NO OTHER MATERIAL INFORMATION

Other than as set out in this Notice of AGM, there is no other information that is known to the Company's directors which may reasonably be expected to be material to the making of a decision by shareholders whether or not to vote in favour of the proposed resolutions.

4. WHO MAY ATTEND

All record and beneficial shareholders of the Company and their duly appointed proxies and representatives may attend the meeting in person or telephonically. Any other person may attend the meeting in person or telephonically only at the invitation of the Company.

5. FURTHER INFORMATION

For more information on the AGM, please contact the Company's Chief Financial Officer, Brad McCarthy by telephone +61 2 8338 2832 or email brad.mccarthy@parnell.com.

PARNELL *living science*

Unit 4, Century Estate
476 Gardeners Road
Alexandria NSW 2015

PO Box 1035
Mascot
NSW 1460

Telephone: 61-2-9667 4411
Facsimile: 61-2-9667 4139
Website: www.parnell.com
Email: info@parnell.com

APPOINTMENT OF PROXY

I/We ______________________________

being a member/s of the Company entitled to attend and vote at the Annual General Meeting of the Company to be held via teleconference on 26 November 2014 at 9:00 a.m. (Sydney), hereby appoint:

Appoint ______________________________
Name of proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting, or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Meeting and at any adjournment thereof. If no directions are given, the Chairman intends to vote proxies for which he is the proxy holder in favour of each resolutions.

Items of Business

		FOR	AGAINST	ABSTAIN
Resolution 2(a)	Re-election of Dr Phyllis Gardner as a Director of the Company	☐	☐	☐
Resolution 2(b)	Re-election of Mr David L Greenwood as a Director of the Company	☐	☐	☐
Resolution 3	Re-appointment of Company Auditor	☐	☐	☐

OR

If you do **not** wish to direct your proxy how to vote, please place a mark in this box ☐

Signature of Securityholder(s)

Individual or Securityholder 1	*Securityholder 2*	*Securityholder 3*
Sole Director and Sole Company Secretary	*Director*	*Director / Company Secretary*

______________________ Contact Name

______________________ Contact Daytime Telephone

_____/_______/ 2014 Date